

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 8, 2009

Mr. Bob Hart
President and Chief Executive Officer
Tycore Ventures Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

Re: **Tycore Ventures Inc.**
       Registration Statement on Form S-1
       Filed September 11, 2009
       File No. 333-161868

Dear Mr. Hart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   If your shareholders intend to offer the shares of common stock covered by your filing on a delayed or continuous basis pursuant to Securities Act Rule 415, please check the relevant box on the cover page.

Prospectus Cover Page

3.   We note your disclosure on your cover page that the selling stockholders will initially offer
        their shares at $0.10 per share until such a time as "a market" develops, at which time the
        selling stockholders will sell shares of your common stock at prevailing market prices or
        privately negotiated prices. This does not appear to be consistent with your disclosure at
        page 12 that selling stockholders will offer shares at such fixed price until your shares of
        common stock "become eligible for trading on the OTC Bulletin Board."

        Please revise your cover page to indicate, if true, that the selling shareholders will sell at a
        price of $0.10 per share until your shares are quoted on the OTC Bulletin Board and
        thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 5

4.   You state at page 5 that "[t]he following risks are in addition to numerous other risks that
        are typical of exploration stage resource companies." Please revise your filing to include all
        risk factors required by Item 503 of Regulation S-K and to remove any implication that you
        have not disclosed all material risks.

We may require additional funds…, page 5

5.   Please revise your risk factor to reflect your disclosure at page 29 that if you are not able to
        obtain sufficient financing to fund your exploration activities, your business "will" fail.

Since the majority of our shares of common stock are owned by our president . . ., page 7

6.   Please revise the subcaption to this risk factor to reference the potential conflict of interest
        that you identify in the risk factor. See Item 503(c) of Regulation S-K.

7.   We note your disclosure at page 34 that your executive officers have beneficial ownership
        of almost seventy-three percent of your outstanding common stock. Rather than state that
        your directors have the ability to "significantly influence" the outcome of most corporate
        actions requiring shareholder approval, please revise to clarify that your officers and
        directors will have the ability to control the outcome of corporate actions.

State Securities Laws May Limit Secondary Trading…, page 9

8.   Please clarify the extent to which this risk factor applies to sales of your common stock by
        investors purchasing your common stock from the selling shareholders. In addition, you
        reference your failure to register or qualify, or to obtain or verify an exemption for the
        secondary trading of, your common stock in any state. Please disclose the extent to which
        you intend to seek the registration or qualification of your common stock, or to seek
        available exemptions.

Plan of Distribution, page 12

Penny Stock Rules, page 14

9.   It appears that your disclosure at page 14 regarding the standardized risk disclosure
        document is missing text that you intended to provide. Please revise.

Blue Sky Restrictions on Resale, page 15

10.   We note your disclosure regarding the need for selling shareholders to comply with state
        securities laws. We also note your reference to an exemption for secondary trading of
        securities registered under Section 12(g) of the Exchange Act. Because the effectiveness of
        your registration statement will not cause your common stock to be registered under Section
        12(g), please revise your filing to remove this reference. If you retain this section, please
        provide disclosure regarding potential exemptions that are more likely to be available.

11.   You state that when the registration statement becomes effective, and a selling security
        holder indicates in which state(s) he desires to sell his shares, you will be able to identify
        whether he "will need to register or will rely on an exemption." Please clarify the extent to
        which you intend to assist selling shareholders and other investors with their compliance
        with state securities laws and your source of funds to provide such assistance.

Description of Securities, page 15

12.   Please revise your filing to provide an accurate description of the rights of holders of your
        common stock. For example, you state at page 16 that holders of a majority of the shares of
        common stock voting for the election of directors can elect all of the directors. However,
        Section 9 of Article I of your by-laws provides that a plurality of the votes cast shall be
        sufficient to elect directors.

Description of Business, page 17

Government Approvals and Recommendations, page 25

13.   Please describe the effect of existing or probable material state regulations on your
        business. See Item 101(h)(4)(ix) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 26

Dividend Policy, page 26

14.   Please provide in this section a cross-reference to your risk factor disclosure at page 10
        regarding your plan not to pay any cash dividends in the foreseeable future.

SEC Filing Plan, page 28

15.   We note that you plan to spend $5,000 for legal fees in the preparation of this registration statement and periodic reports for the next twelve months. However, your disclosure at page II-1 suggests that the $5,000 only covers legal fees incurred in the preparation of the registration statement. Please revise your filing to provide consistent disclosure.

Results of Operations, page 28

16.   We note your statement that you have financed your activities to date with funds raised in private offerings. In other sections of your disclosure, for example at pages 17-18, you refer to off-shore transactions under Regulation S. Please revise for consistency.

17.   We note your statement that for the period from inception to July 31, 2009 you expensed mineral property acquisition costs totaling $3,620. Please tell us why these costs were expensed, as it appears you have $7,000 capitalized related to your mining claim at July 31, 2009. Please also distinguish for us the costs that were expensed versus capitalized.

Directors, Executive Officers, Promoters and Control Persons, page 31

18.   For each of your executive officers, provide the biographical disclosure required by Item 401(e) of Regulation S-K. For example, and without limitation, your risk factor disclosure under the subcaption "Since our officers and directors have the ability to be employed by or consult for other companies…" at page 7 suggests that Bob Hart is employed by other companies. Please provide the disclosure required by Item 401(e) of Regulation S-K with respect to such business experience.

Conflicts of Interest, page 32

19.   You make reference at page 32 to three directors. However, it appears from your disclosure at page 31 that you have only two directors. Please revise your filing to provide consistent disclosure.

Executive Compensation, page 32

20.   Please revise your filing to provide consistent disclosure with respect to any compensation paid to your executive officers. For example, we note your statement at page 32 that none of your directors has received monetary compensation since your inception. You also disclose in note 3 to your financial statements that your president provides "management fees and office premises" to you at no charge. However, you disclose at page 34 that you pay your president and chief executive officer $1,000 per month for management services. If you pay your executive officers any fees for management services, please provide the disclosure required by Item 402(m) of Regulation S-K with respect to such compensation.

Security Ownership of Certain Beneficial Owners and Management, page 33

21.   We note that the heading in the final column of your beneficial ownership table makes reference to the percent of class owned "prior to this offering." Because it does not appear that the percentage of your outstanding common stock held by each executive officer will change as a result of the commencement of the offering by selling shareholders, please remove the phrase "prior to this offering."

Where You Can Find More Information, page 35

22.   We note your statement at page 35 that upon the effectiveness of the registration statement, you will commence filing certain materials, including proxy statements. However, it does not appear that you will be subject to Section 12 of the Exchange Act upon effectiveness of your registration statement. Please advise whether you will otherwise be subject to the proxy rules.

23.   Please remove any suggestion from your filing that you have not provided all material disclosure in your filing. For example, and without limitation, please revise your disclosure at page 35 that provides that the statements contained in the prospectus as to the content of any contract or other documents referred to are not necessarily complete, and that each such statement is qualified in all respects by reference to the documents filed as exhibits to your registration statement.

Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies

Foreign Currency Translation, page F-6

24.   As you are a United States incorporated entity with all assets located within the United States, please tell us why you included accounting policy disclosure regarding how you account for foreign currency translation and transactions.

Recent Accounting Pronouncements, page F-7

25.   We note your disclosure regarding the impact of recently adopted accounting pronouncements. Please expand to include the disclosures discussed in question two of SAB Topic 11:M.

Part II – Information Not Required in Prospectus

Indemnification of Directors and Officers, page II-1

26.   Please revise your description of your by-law provisions regarding indemnification of directors and officers to provide an accurate description of such provisions.

Undertakings, page II-3

27.   Please provide the undertakings in the form required by Item 512 of Regulation S-K. For example, please revise to remove the references to "small business issuer."

Exhibit 5.1

28.   Please obtain and file a revised legal opinion that does not refer to the legality of the common stock "when issued in the manner described in the Registration Statement." Because you disclose in your filing that the registration statement relates to the resale by selling security holders of shares of common stock held by such security holders, it appears that you have already issued such shares.

Engineering Comments

General

29.   Please remove the technical report attached as exhibit 99.1 to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

30.   Your disclosure about the history and geology contains more detail than is necessary and contains technical language with which the average investor may be not familiar. In addition your description of the historical infrastructure, i.e. railroads and concentrators, mills, and/or smelters will need further clarification as to its present operating condition. The required disclosures should provide information that has a direct bearing on your properties, and make it understandable to the average shareholder. Please provide definitions to the glossary for words that cannot be adequately defined in the text and include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text. The guidance in Industry Guide 7, section (B) (5), calls for a "brief description" of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

Risk Factors, page 5

31.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

History, page 20

32.   We note your inclusion of three maps with your exhibits included with this filing. Please list or reference the maps to your exhibits or include them within your filing. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•   A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
•   A north arrow.
•   An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•   A title of the map or drawing, and the date on which it was drawn.
•   In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Regional Geology, page 20

33.   Your disclosure about the geologic environment affecting your claim contains more detail than is necessary and technical language with which the average investor may be not familiar. The required disclosures should provide information that has a direct bearing on your properties, and make it understandable to the average shareholder. The guidance in Industry Guide 7, section (B) (5), calls for a "brief description" of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

34.   You utilize a significant amount of technical terminology that the average investor probably is not familiar with. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

Property Mineralization, page 23

35.   We note your reference to mine workings on your mineral claim. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Government Approvals and Recommendations, Page 25

36.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Plan of Operation, Page 27

37.   We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions regarding engineering matters to Ken Schuler, Mining Engineer, at (202) 551-3718. You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
Thomas E. Puzzo, Esq., (206) 260-0111